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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                           Form 20-F |X| Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                 Yes |_| No |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                 Yes |_| No |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:
                                 Yes |_| No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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ENDESA-CHILE

FOR IMMEDIATE RELEASE

For further information contact:
Jaime Montero                                                 Manuel Irarrazaval
Investor Relations Director                                   mjia@endesa.cl
Endesa Chile
(56-2) 634-2329                                               Giovano Suazo
jfmv@endesa.cl                                                gsuazo@endesa.cl

                     ENDESA CHILE COMPLETES THE TRANSFER OF
                       INFRAESTRUCTURA DOS MIL S.A. TO OHL

(Santiago, Chile, June 24, 2003) - Endesa Chile (NYSE: EOC), announced yesterday the transaction was closed for the disposal of all the direct and indirect shareholdings of Endesa-Chile in Infraestructura Dos Mil S.A., Sociedad Concesionaria Autopista del Sol S.A. and Sociedad Concesionaria Autopista Los Libertadores S.A. to the Spanish company OHL Concesiones, S.L., subsidiary of the Spanish company Obrascon Huarte Lain S.A., for the sum of approximately US$ 55 million, the respective transfer contracts having all been signed.

The transaction includes approximately US$ 220 million relate to the repayment of debt that Infraestructura Dos Mil S.A. had with the generating company.

The transfer includes the 60% shareholding of Endesa-Chile in Infraestructura dos Mil S.A. and its 0.10% direct shareholding in the highway concession-holder Concesionaria Autopista del Sol S.A.

This divestment forms part of the Financial and Economic Strengthening Plan approved by the board of directors of the company and which is being carried out according to the plan.

Infraestructura Dos Mil S.A., created to undertake public infrastructure works under concessions systems or other legal structures, has two subsidiaries, Sociedad Concesionaria Autopista del Sol S.A. and Sociedad Concesionaria Autopista Los Libertadores S.A. The first operates the Santiago-San Antonio route and the second the Santiago-Colina-Los Andes highway.

The Santiago-San Antonio highway was awarded by the Ministry of Public Works
(MOP) to Infraestructura Dos Mil S.A. in 1995 for a term of 23 years. The contract consisted of the design, construction and exploitation of a 108-km. toll highway between Santiago and the port of San Antonio. Sociedad Concesionaria Autopista los Libertadores S.A. was awarded the concession for the construction and operation of the Santiago-Colina-Los Andes highway under a public tender in 1997, for a term of 28 years.

OHL forms part of one of Spain's largest construction groups, itself the result of the merger of three highly-dynamic companies in the last decade in that country: Obrascon, Huarte y Lain.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                         BY: /S/ HECTOR LOPEZ VILASECO
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                                                    Hector Lopez Vilaseco
                                                      General Manager

Dated: June 24, 2003